DIVIDEND AND INCOME FUND
11 Hanover Square
12th Floor
New York, NY 10005

January 19, 2017

VIA EDGAR CORRESPONDENCE

Ms. Megan Miller
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to Comments on Form N-CSR for the twelve months ended December 31, 2015 of Dividend and Income Fund (the "Fund") (811-08747)

Dear Ms. Miller:

On behalf of the above-referenced registrant, set forth below are the comments that you (the "Staff") provided by telephone on December 23, 2016 concerning the Fund's annual report on Form N-CSR for the twelve months ended December 31, 2015 (the "Report") which was filed with the Securities and Exchange Commission (the "SEC") on March 9, 2016, and the Fund's responses thereto.  The Fund hereby confirms that the Staff has not requested that the Report be amended and re-filed with the SEC.

1.	Comment: In future filings, to the extent applicable, please include the share class for the Fund's investments in the SSGA Money Market Fund in the Schedule of Portfolio Investments.

Response: As discussed, to the extent applicable, the Fund will make the requested changes commencing with its next report on Form N-CSR.

2.
Comment: In the Statement of Assets and Liabilities in the Report, please confirm if there is a payable for "Trustees" at December 31, 2015.  In future filings, if there is a payable for "Trustees" at the relevant period end, it should be disclosed separately in accordance with Regulation S-X, Article 6-04.12.

Response: As discussed, to the extent applicable, the Fund will make the requested changes commencing with its next report on Form N-CSR.

3.
Comment: In future filings, to the extent applicable, please consider updating the caption in the Statement of Operations to indicate that the securities lending income is net of securities lending fees.

Response: As discussed, to the extent applicable, the Fund will make the requested changes commencing with its next report on Form N-CSR.

4.
Comment:  In future filings, to the extent applicable, please disclose in the notes to the financial statements that the Fund follows the accounting and reporting guidance of the Financial Accounting Standards Board Accounting Standard Codification Topic 946 "Financial Services – Investment Companies."

Response: The Fund notes that it included such disclosure in its Form-N-CSRS for the six months ended June 30, 2016 and, to the extent applicable, the Fund will include such disclosure in its next report on Form N-CSR.

5.
Comment:  In the Statements of Changes in Net Assets in the Report, the "[o]ffering costs of share offering charged to paid in capital" are stated as $276,827, however, the "shelf and rights offering expenses" are stated as $267,676 on page 23 of the Report.  Please explain the difference.

Response: The amount of "shelf and rights offering expenses" stated on page 23 of the Report should have been stated as $276,827.

6.	Comment: Please explain if all of the shelf and rights offering expenses stated in the Report were charged to the Fund's paid in capital.

Response: The Fund confirms that all of the shelf and rights offering expenses stated in the Report were charged to the Fund's paid in capital.

7.
Comment:  In future filings, to the extent applicable, please move the ratio to average net assets of net expenses excluding interest expense on bank credit facility to a footnote in the Financial Highlights.

Response: As discussed, to the extent applicable, the Fund will make the requested changes commencing with its next report on Form N-CSR.

* * * * *

Should you have any further comments on these matters, or any questions, please contact me at (212) 785-0900, extension 208, or jramirez@dividendandincomefund.com.

Sincerely,

/s/ John F. Ramírez
General Counsel

cc: Pamela M. Krill, Esq.
    Godfrey & Kahn, S.C.